UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of April 29, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Hydro awards NOK 1.5 billion in contracts to Norwegian companies

Bergen(2003-04-29): Hydro has awarded maintenance and modification contracts for the 10 platforms it operates on the Norwegian continental shelf, as well as the Sture terminal, to ABB Offshore Systems and Aker Kværner. The contracts in total are worth some NOK 1.5 billion.

" We have chosen a dual-supplier model to ensure sound and efficient maintenance and modifications to our installations on the Norwegian continental shelf. We are looking forward to a fruitful collaboration with our suppliers. This is vital if we are to run our installations optimally," says senior vice president Torgeir Kydland, of Hydro Operations and Production Norway.

Hydro produces 800 000 barrels each day, equivalent to 25 percent of total Norwegian oil production, from the installations the company operates on the Norwegian continental shelf.

On behalf of the licence-holders, Hydro has awarded ABB Offshore Systems the maintenance and modification contract for the platforms Oseberg Field Centre, Oseberg Sør, Njord and the Sture terminal at Øygarden outside Bergen. Aker Kværner has been awarded a similar contract for the platforms Oseberg C, Brage, Oseberg Øst, Troll B, Troll C and the Grane platform due to come on stream later this year.

Hydro has also awarded frame contracts to ABB, Aker Kværner and Reinertsen AS for major modification work. Work in connection with these contracts will be allocated as the result of open competition between the above-mentioned companies. Reinertsen AS is currently carrying out modification and maintenance work on the Heimdal platform related to the phasing-in of the Skirne/Byggve development.

The maintenance and modification contracts will be valid for three years starting 1 July 2003. The contracts include three two-year options.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President, Corporate Accounting and Consolidation

April 29, 2003